H1 2026 Interim Results Presentation August 20, 2026 ASX: TLX | NASDAQ: TLX Radiopharmaceutical manufacturing suite at TMS North Melbourne.

Presenters Agenda CEO remarks1 Therapeutics update 2 Financial update 3 Precision Medicine update 4 Q&A 2 5 Dr. Christian Behrenbruch Managing Director and Group CEO Darren Smith Group Chief Financial Officer Kevin Richardson CEO, Telix Precision Medicine Dr. David N. Cade Chief Medical Officer

This presentation should be read together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. The information contained in this presentation is not intended to be an offer for subscription, invitation or recommendation with respect to shares of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in this presentation. This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements. This presentation also contains estimates and other statistical data made by independent parties and by Telix relating to market size and other data about its industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of Telix’s future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk. Use of Non-IFRS Measures. Telix’s results are reported under International Financial Reporting Standards (IFRS). This announcement includes various non-IFRS financial information to reflect its underlying performance, which have not been subject to audit or review. These non-IFRS measures include Adjusted EBITDA, which represents net earnings attributable to the Group excluding finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other income and expenses. As required by SEC rules, we have provided reconciliations of these non-IFRS financial measures to the most directly comparable IFRS measures, which for Adjusted EBITDA, is Profit/(loss) before income tax. The Group believes that these non-IFRS measures, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally. The non-IFRS measures are not defined by IFRS and therefore may not be directly comparable with other companies’ alternative performance measures. Telix’s first generation PSMA-PET imaging product, gallium-68 (68Ga) gozetotide injection (also known as 68Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved in multiple markets globally. Gozellix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection) has been approved by the U.S. FDA. Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (99mTc) besilesomab (marketed under the brand name Scintimun®) is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the EEA. Registrations vary country to country. Refer to your local approved label or regulatory authority status for full information. No other Telix drug or device has received marketing authorization in any jurisdiction. Any other Telix drug or device that is discussed in this presentation, including Zircaix and Pixclara, is investigational or under development and not approved by any regulatory authority. The efficacy or safety profile of any unapproved drug or device has not been determined by any regulatory authority. In addition, Zircaix and Pixclara brand names and launch are subject to final regulatory approval. All trademarks and trade names referenced in this presentation are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties. ©2026 Telix Pharmaceuticals Limited. All rights reserved. 3 Forward looking statement

CEO remarks Dr. Christian Behrenbruch Managing Director and Group CEO

Delivering against our 2026 strategic priorities

Strong execution across commercial, regulatory and clinical milestones

1 Continue commercial growth

- Delivered **$388M** in sales in H1 2026 for Illuccix® and Gozellix®, up **27% YoY**
- Illuccix® available in 22 countries, including 17 in Europe

2 Launch new products

- Secured Prescription Drug User Fee Act date for Pixclara®[1], **September 11, 2026**[2]
- Pixlumi®[1] **Marketing Authorization Application accepted** for review in Europe[3]

3 Advance five late-stage clinical programs

- **Advancing Phase 3 therapeutics programs:**
  - **TLX591-Tx** ProstACT Global: FDA alignment on safety and Part 2 Protocol in mCRPC[4]
  - **TLX101-Tx** IPAX BrIGHT[5]: dosing patients with recurrent glioblastoma
  - **TLX250-Tx** LUTEON: dosing patients with advanced ccRCC[6]
- **TLX090-Tx**[7] SOLACE: dosing patients
- **BiPASS™**[8] nearing completion of enrollment

On track to deliver in line with upper end of FY 2026 revenue guidance of $950M - $970M

1. Launch and brand names subject to final regulatory approval. Zircaix (TLX250-Px, ccRCC imaging), Pixclara and Pixlumi (TLX101-Px, glioma imaging).
2. Telix ASX disclosure April 10, 2026.
3. Telix media release May 1, 2026.
4. Telix ASX disclosure July 2, 2026. ClinicalTrials.gov ID: NCT06520345, metastatic castration-resistant prostate cancer.
5. ClinicalTrials.gov ID: NCT07100730.
6. ClinicalTrials.gov ID: NCT07197580. Phase 3 study in Australia, phase 2a study in U.S./Europe. Clear cell renal cell carcinoma.
7. ClinicalTrials.gov ID: NCT07197645.
8. ClinicalTrials.gov ID: NCT07052214.

Telix

5

Continued commercial execution delivering growth Delivered 22% YoY revenue growth Group revenue US$M 56% 6 Market-leading position reinforced by differentiated products • Group revenue increased by 22% to $477M driven by strong demand across our Precision Medicine portfolio • Global revenue (ex-TMS) increased to $388M, up 25% YoY driven by Precision Medicine business market share gains • Diversified revenue streams through TMS ($89M1) and international expansion TMS = Telix Manufacturing Solutions. 1. TMS revenue from third parties. RLS is the largest component of TMS, contributing to third party revenue. Excludes revenues from Illuccix and Gozellix sold through RLS. 2. Includes $4M payment from China Grand Pharma collaboration. 3. Includes $5M payment from China Grand Pharma collaboration. 310 322 388 H1 2024 H2 2024 H1 2025 H2 2025 H1 2026 240 277 390 414 477 Global revenue excluding TMS TMS revenue1 22% 25% 2 3

Investments that expand our growth opportunities

Increased R&D investments to drive meaningful growth

EXPANDING INTO NEW INDICATIONS

BiPASS[1]

Doubling the TAM by an incremental **~800,000+ scans per year**[2] and aiming to change the standard-of-care

Pixclara®[3]
(floretyrosine F 18)

New indication for diagnosis of brain metastasis, expanding the TAM by an incremental **100,000+ scans per year**[4]

EXPANDING THE PIPELINE

New, small molecule candidate, **TLX597-Tx** with potentially **best-in-class therapeutic profile**[5]

Two ongoing Phase 2 studies: OPTIMAL-PSMA[6] in mCRPC and OPTIMAL-e[7] to position the molecule for mHSPC

REGENERON
SCIENCE TO MEDICINE®

Entered into a co-development and co-commercialization agreement with **Regeneron** to develop next-generation candidates[8]

TAM = Total addressable market, mHSPC = metastatic hormone sensitive prostate cancer.

1. Clinicaltrials.gov NCT07052214.
2. Based on positive scans for PI-RADS 2-4 (NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for Prostate Cancer V.2.2025), includes negative scans at a ratio of 3.1 scan per positive case (Landa et al. *PLOS ONE.* 2024).
3. Launch and brand name subject to final regulatory approval.
4. Based on internal estimates.
5. Presented at International Prostate Cancer Symposium, IPCS April 29, 2026.
6. Telix media release April 30, 2026. Australian New Zealand Clinical Trials Registry ID: ACTRN12625000971437.
7. Australian New Zealand Clinical Trials Registry ID: ACTRN12626000034336.
8. Telix ASX announcement April 12, 2026.

Telix

7

Expanding our manufacturing capabilities

Accelerating growth, de-risking execution and positioning for therapeutic launches

ARTMS QIS® technology, enabling highly efficient, cost-effective isotope production

Sacramento, U.S.

Multiple RLS sites in the U.S.
Adding therapy lines at select RLS sites

Seneffe, Belgium
GMP[3] capacity to deliver therapeutics

Yokohama, Japan
ARTMS QIS® for isotope production



ARTMS
IsoTherapeutics
RLS Radiopharmacies
远大健康



New facility in Melbourne, Australia
Clinical manufacturing, radiotracer administration and imaging

TMS site

Strategic partner[1,2]

Telix

1. Telix Innovations Brazil, Ltda., joint venture with R2PHARMA, a subsidiary of GSH Corp Participações S.A. (Grupo GSH), Telix as 51% owner.
2. Partnership with Grand Pharmaceutical Group Limited (Grand Pharma) for the Greater China region.
3. Good Manufacturing Practice.

8

Financial update Darren Smith Chief Financial Officer

H1 2026 Key financial metrics Strong financial performance across growth, profitability and cash generation Revenue up 22% YoY1 $477M ($390M H1 2025) R&D 26% of revenue1 Net profit up $41M YoY1 $38M ($-2M H1 2025) Cash balance up 78% $252M (Dec 31 2025: $142M) $124M ($82M H1 2025) EBITDA1 up 146% YoY $52M ($21M H1 2025) Precision Medicine Gross margin up 1% YoY 65% (64% H1 2025) 10 1. Refers to Group Income Statement. EBITDA refers to adjusted group earnings before interest, tax, depreciation and amortization. Net profit refers to Net profit after tax.

H1 2026 Income statement (Group)

Strong execution driving 22% revenue growth and 148% EBITDA expansion YoY

- **Gross margin (GM)** of **55%,** increased 2% YoY driven by disciplined pricing, manufacturing & distribution efficiencies
- **R&D investments** up **51% YoY**, driven by progress on four late-stage programs[1]. Increased investment enabled by strong commercial execution and initial payment by Regeneron[2]
- **Operating expenses**[3] reduced by **1%** as % of revenue driven by expense control
- **Operating profit of $46M,** reflecting robust revenue growth, initial payment from Regeneron and disciplined cost management

	H1 2026 US$M	% of revenue	H1 2025 US$M	% of revenue	YoY change
Revenue	477		390		22%
Cost of sales	(217)		(181)		20%
Gross profit	**260**	**55%**	**209**	**53%**	**24%**
Other income	40	8%	—	—	*
Research and development (R&D)	(124)	(26)%	(82)	(21)%	51%
Operating expenses	(136)	(29)%	(116)	(30)%	17%
Other gains/(losses)	6	1%	(1)	—	*
Operating profit	**46**	**10%**	**10**	**3%**	**360%**
Finance income	2	—	4	1%	(50)%
Finance costs	(19)	(4)%	(19)	(5)%	—
Profit/(loss) before tax	**29**	**6%**	**(5)**	**(1)%**	*
Adjusted EBITDA	**52**	**11%**	**21**	**5%**	**148%**

* Percentage not meaningful

Telix

1. ProstACT Global, Phase 3 study NCT 06520345, LUTEON, Phase 2/3 study, NCT 07197580, IPAX BrIGHT, Phase 3 study NCT 07100730, BiPASS, Phase 3 study NCT 07052214.
2. Other income refers to an upfront payment of $40M from Regeneron.
3. Operating expenses comprises S&M, G&A, M&D.

11

Strong revenue generation provides flexibility to reinvest Discretionary R&D investment driving new growth opportunities 1. TMS revenue from third parties. RLS is the largest component of Telix Manufacturing Solutions, TMS, contributing to third party revenue. Excludes revenues from Illuccix and Gozellix sold through RLS. 12

Precision Medicine delivering growth and high margins A highly profitable business delivering 26% YoY EBITDA growth 1. Cost of sales includes intersegment distribution fees of $12M (H1 2025: $6M). 2. Launch and brand names subject to final regulatory approval. 3. Refers to Adjusted EBITDA. 13 • Revenue increased by 27% to $388M, driven by continued adoption of Illuccix and Gozellix across all markets • Strong demand supported by differentiated products, reimbursement strategy and global expansion • Gross margin expanded 1% YoY to 65%1, reflecting a favorable product mix and disciplined pricing strategy • R&D investments up 42% YoY driven by Pixclara2, Zircaix2 and BiPASS to deliver near- term growth • Delivered EBITDA3 growth of 26% YoY to $132M, while continuing to reinvest in key, near- term pipeline initiatives H1 2026 % of revenue H1 2025 % of revenue YoY change US$M US$M Revenue 388 306 27% Cost of sales (134) (109) 23% Gross profit 254 65% 197 64% 29% Research and development (R&D) (54) (14)% (38) (12)% 42% Operating expenses (69) (18)% (56) (18)% 23% Other gains/(losses) (net) 1 — (2) (1)% * Operating profit 132 34% 101 33% 29% Adjusted EBITDA 132 34% 105 34% 26% * Percentage not meaningful

Telix Manufacturing Solutions (TMS) 1. Prior period comparisons reflect RLS results since acquisition close as of January 28, 2025. 2. Internal revenue is eliminated on consolidation. Investment in manufacturing and supply chain to scale up operations 14 • TMS generated $89M of third-party revenue, up 10% YoY1, primarily driven by RLS • RLS drove manufacturing and supply chain efficiencies, with internal revenue up 73% YoY to $57M2 • $23M EBITDA impact driven by targeted investments in future therapeutic growth • Seneffe GMP capacity build-out for therapeutic candidates • Yokohama, ARTMS QIS® installation to support isotope production • RLS expansion to add therapy manufacturing lines H1 2026 % of revenue H1 2025 % of revenue YoY US$M US$M Change External revenue 89 81 10% Internal revenue 57 33 73% Cost of sales (138) (103) 34% Gross profit 8 5% 11 10% (27)% Research and development (R&D) (3) (2)% (3) (3)% —% Operating expenses (38) 28% (28) 27% 36% Operating loss (33) (23)% (20) (18)% 65% Adjusted EBITDA (loss) (23) (16)% (13) (11)% 77%

FY 2026 guidance

Continued growth trajectory

Revenue guidance range: $950M to $970M[1]

- Based on approved products and geographies
- ~25% growth in Precision Medicine revenue
- Potential upside pending regulatory approvals
- Revenue is expected to come in at the upper end of guidance

R&D guidance range: $230M to $270M

- Pipeline expansion: TLX597-Tx
- Research collaboration with Regeneron
- Pixclara[2] indication expansion
- BiPASS study expansion



Group revenue
US$M
107
333
517
804
950-970
2022
2023
2024
2025
2026
Actuals
Full Year guidance

We will continue reinvesting our earnings to position the Company for long-term growth

Telix

Guidance is based on expected global and domestic economic conditions and subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. See Disclaimer for more information.

1. Excludes $40 million non-refundable other income received from Regeneron.
2. Launch and brand names subject to final regulatory approval.

15

Precision Medicine update Kevin Richardson Precision Medicine, CEO

17 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 150 154 155 186 1% 161 202 3% 4% 16% 9% 31% Precision Medicine Global Sales US$M Precision Medicine portfolio delivered 31% YoY growth and 9% QoQ growth

Global infrastructure buildout to enable therapeutic launches

Building a global footprint with regulators, customers and payers



- Marketing authorization (MA) granted
- Late-stage clinical programs (China and Japan)
- Sale allowed under special exemption (South Korea and New Zealand)

illuccix®

(kit for the preparation of gallium Ga 68 gozetotide Injection)

Global approvals and launches on track

- Illuccix has marketing authorizations in **24 countries**[1]
- Commercially available in **22 countries**[2]
- Completed Phase 3 study in China - **NDA under review**[3]
- **Completed patient enrollment** in Phase 3 study in Japan[4]

1. Australia, Brazil, U.S., Canada, UK, Ireland, France, Spain, Germany, Italy, Portugal, Belgium, Netherlands, Luxembourg, Norway, Sweden, Denmark, Finland, Austria, Czech Republic, Slovakia, Cyprus, Greece, Malta.
2. Australia, Brazil, U.S., Canada, UK, Ireland, France, Spain, Germany, Italy, Portugal, Belgium, Netherlands, Luxembourg, Norway, Sweden, Denmark, Finland, Austria, Czech Republic, Slovakia, Switzerland. Temporary supply in Switzerland due to local shortages.
3. Telix media release January 19, 2026. ClinicalTrials.gov ID: NCT05847348.
4. Telix media release July 17, 2026. Japan Registry of Clinical Trials identifier: JRCT2031250473.

Telix Precision Medicine

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Two first-in-class imaging agents for glioma and renal masses potentially first to market[1,2]

Pixclara®
(floretyrosine F 18)

PDUFA date: **September 11, 2026,**
Pixlumi ®[3] **MAA accepted** in Europe

Included in National Comprehensive Cancer Network **(NCCN®) guidelines**

Inclusion in **International guidelines:** EANM/EANO/RANO/SNMMI

Expanding into new indication: **brain metastases**[4]

Potentially first to market (U.S.)[1] for imaging of gliomas

Zircaix®
(zirconium (^{89}Zr) girentuximab senvedoxam) injection

BLA resubmission in progress

Breakthrough Therapy Designation and Fast Track Designation

Inclusion in the **International guidelines:** SNMMI, EANM and ACNM for molecular imaging of renal masses

Potentially first radiolabeled biologic to market[1] for imaging of renal masses

PDUFA = Prescription Drug User Fee Act. MAA = Marketing authorization application. EANM = European Association of Nuclear Medicine. EANO = European Association of Neuro-Oncology. RANO = Response Assessment in Neuro-Oncology. SNMMI = Society of Nuclear Medicine and Molecular Imaging. BLA = Biologics License Application. ACNM = American College of Nuclear Medicine.

1. Subject to FDA approval.
2. First to market for Pixclara refers to the U.S.
3. Launch and brand names subject to final regulatory approval.
4. ASX release July 20, 2026.

Telix Precision Medicine

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Current state: PSMA-PET transformed staging and BCR detection

Initial biopsy protocol has remained unchanged since the addition of MRI


PSMA-PET scans
(in thousands)
Current TAM: ~670,000 scans/year
Current indications
Future indications
Total addressable market
Initial staging
151
BCR
460
Response to treatment nmCRPC
143
Monitoring for mCRPC progression
71
RLT selection
58
Monitoring response to RLT
52
Disease progression

TAM = Total addressable market, BCR = Biochemical recurrence, nmCRPC = non-metastatic castration-resistant prostate cancer, RLT = Radioligand therapy.
ClinicalTrials.gov: NCT07052214. Annual PSMA-PET scan volume in the U.S. based on internal estimates.

20

Future state: BiPASS revolutionizes biopsy decision-making

Potential to double the size of the existing PSMA market



1M+[1]
~800,000
scans/year
Move imaging utilization to the pre-biopsy stage
BiPASS
(pre-biopsy)
Initial
staging
eliminated
BCR
Response to
treatment nmCRPC
Monitoring for
mCRPC progression
RLT
selection
Monitoring
response to RLT
Disease progression
Current indications
Future indications
Total addressable
market

Telix Precision Medicine

1. Estimate one million biopsies performed in the U.S. each year. Source: Filho et al. *Adv Urol.* 2022.
ClinicalTrials.gov: NCT07052214. BiPASS = Biopsy of the Prostate Avoidance Stratification Study, TAM = Total addressable market, RLT = radioligand therapy Annual PSMA-PET scan volume in the U.S. based on internal estimates.

21

Therapeutics update and outlook Dr. David N. Cade Chief Medical Officer

23 Pipeline: Late-stage and “next-generation” assets PSMA: Prostate-specific membrane antigen. CAIX: Carbonic anhydrase IX. LAT1: L-Type amino acid transporter 1. CD66: Cluster of differentiation 66. PDGFRα: Platelet-derived growth factor receptor alpha. mAb: Monoclonal antibody. SM: Small molecule. FAP: Fibroblast activation protein.

Progressing across early and late-stage therapeutics pipeline

Select pipeline highlights

Delivering on our late-stage pipeline	Advancing our earlier stage candidates

ProstACT™ Global

Phase 3 study for TLX591-Tx for mCRPC reached alignment with FDA on safety data to progress to Part 2[1]

IPAX BrIGHT

TLX101-Tx[2], Phase 3 study for glioblastoma completed enrollment of first cohort

LUTEON

TLX250-Tx, Phase 2/3 study for ccRCC[3] started dosing patients

TLX597-Tx, Phase 2 study for mCRPC completed enrollment in OPTIMAL-PSMA[5], 120 patients, and started dosing patients in OPTIMAL-e for mHSPC[6]

Solace

TLX090-Tx[4], Phase 1 study for bone pain in patients with osteoblastic lesions continues enrolling patients

REGENERON
SCIENCE TO MEDICINE®

Collaboration with Regeneron focused on alpha therapies, including targets for lung cancer[7]

Telix Therapeutics

1. Telix ASX disclosure July 2, 2026. ClinicalTrials.gov ID: NCT06520345.
2. ClinicalTrials.gov ID: NCT07100730.
3. ClinicalTrials.gov ID: NCT07197580.
4. ClinicalTrials.gov ID: NCT07197645.
5. Telix LinkedIn June 25, 2026. Australian New Zealand Clinical Trials Registry ID: ACTRN12625000971437.
6. Telix media release July 16, 2026. Australian New Zealand Clinical Trials Registry ID: ACTRN12626000034336.
7. Telix ASX disclosure April 13, 2026.

24

Our multi-product prostate cancer therapy portfolio

Aligned to disease state, patient needs and clinical opportunity

Hormone-sensitive → **Castration-resistant**

Metastatic hormone-sensitive

TLX597-Tx
OPTIMAL-e
Phase 2a in PSMA+ mHSPC patients

Metastatic castration-resistant



TLX591-Tx
ProstACT
Global

Phase 3 in PSMA+ mCRPC patients previously treated with 1 ARPI



TLX592-Tx
alphaPRO

Palliative
TLX090-Tx
Solace

PSA tumor burden[1]

Annual incidence, U.S. patients[2]	mHSPC	1L mCRPC	2L mCRPC	3L+ mCRPC
	33,600	32,100	21,700	14,300

Telix's multi-product portfolio addresses different stages of prostate cancer

Telix Therapeutics

1. Illustrative of fluctuating PSA levels at different stages of disease progression.
2. Adapted from Calais J. UCLA 2023 EANM 2023. All figures reflect 2026 estimates. Clarivate Market Forecast, published July 2025.

25

A catalyst rich 2026

Select milestones for Therapeutics candidates

- **Regeneron collaboration**
- **TLX591-Tx** for mCRPC, ProstACT Global
  - **Part 1 data readout**
  - Part 2 international site expansion, interim analysis[1]
- **TLX592-Tx** for mCRPC, AlphaPRO, patient dosing
- **TLX597-Tx** for mCRPC, OPTIMAL-PSMA, enrollment completion. OPTIMAL-e, patient dosing
- **TLX090-Tx** for metastatic bone pain, SOLACE, enrollment completion
- **TLX250-Tx** for ccRCC, LUTEON, patient dosing
- **TLX252-Tx** for ccRCC and other CAIX-expressing tumors, trial commencement
- **TLX101-Tx** for recurrent GBM
  - IPAX BrIGHT, first patient cohort dosed
  - IPAX 2- data readout MTD (Max tolerated dose)
- **TLX102-Tx** for recurrent GBM and leptomeningeal disease, trial commencement
- **TLX400-Tx** recommencement of clinical activity

Select milestones for Precision Medicine candidates

- **Pixclara[2] NDA resubmission (U.S.)**
- **Pixlumi[2] MAA submission (Europe)**
- **Pixclara[2] IND submission for new indication**
- **Zircaix[2] BLA resubmission (U.S.)**
- **BiPASS** enrollment completion
- **Illuccix** Japan, enrollment completion
- **Illuccix** China, regulatory approval/launch
- **TLX593-Px (AlFluor™)** trial commencement

Select milestones for Telix Manufacturing Solutions

- Commence **cyclotron** installations at key RLS sites
- **TMS North Melbourne site opening**
- **50 ARTMS QIS® installations** globally

Telix

QIS = QUANTM irradiation system, a cyclotron-based isotope production system. NDA = New drug application, MAA = Marketing authorization application, IND = Investigational new drug.

1. Protocol ^{177}Lu-TLX591-203.
2. Brand name subject to final regulatory approval.

26

Q&A